Exhibit 3.04

Articles of Amendment
to the
Designation of Right and Preferences of Series A Convertible Redeemable Non-Voting Preferred Stock
of SecureAlert, Inc.

Pursuant to and in accordance with the provisions of Section 16-10a-1006 of the Utah Revised Business Corporation Act, as amended, (the “Act”), the undersigned, being the duly elected and acting Secretary of SecureAlert, Inc., a Utah corporation (the “Corporation”), hereby declares and certifies as follows:

1.         The name of the Corporation is SecureAlert, Inc.

2.         Attached hereto as Exhibit A and incorporated herein and made a part hereof is a true and correct copy of the full text of Amended Designation of Right and Preferences of Series A Convertible Redeemable Non-Voting Preferred Stock of SecureAlert, Inc.

3.         The amendment specified above does not provide for an exchange, reclassification, or cancellation of issued shares of the Corporation.

4.         The amendment specified in Exhibit A was adopted as of March 14, 2007, by Unanimous Written Consent of the Directors of the Corporation, and in accordance with the requirements of the Act and the Bylaws of the Corporation and are being filed herewith with the Division of Corporation and Commercial Code of the Utah Department of Commerce (the “division”) as provided by the Act.

5.         Approval of the amendment is required by holders of a majority of the Series A Convertible Redeemable Non-Voting Preferred Stock.  There are 3,590,000 shares of Series A Convertible Redeemable Non-Voting Preferred Stock outstanding, of which 2,525,000 shares voted in favor of the Amended Designation of Right and Preferences of Series A Convertible Redeemable Non-Voting Preferred Stock of SecureAlert, Inc., which was sufficient for the approval of the Amendment.

6.         The number of authorized shares of the Corporation will not change.

7.         These Articles of Amendment to the Designation of Right and Preferences of Series A Convertible Redeemable Non-Voting Preferred Stock of SecureAlert, Inc., shall be effective upon filing with the Division.

IN WITNESS WHEREOF, this instrument is executed this 6th day of July, 2007.

SecureAlert, Inc.

By:	/s/ Michael G. Acton
Michael G. Acton, Secretary

Exhibit A

SecureAlert, Inc.
AMENDED
DESIGNATION OF RIGHTS AND PREFERENCES
OF
SERIES A CONVERTIBLE REDEEMABLE NON-VOTING PREFERRED STOCK

Pursuant to the authority vested in the Board of Directors of SecureAlert, Inc., a Utah corporation (the “Company”), in its Articles of Incorporation and as permitted by Section 602 of the Utah Revised Business Corporation Act, as amended (the “Utah Act”), the Company’s Board of Directors does hereby establish a series of the Company’s Preferred Stock designated as Series A Convertible Redeemable Non-Voting Preferred Stock (“Series A Preferred Stock”) and does hereby designate the rights, preferences, privileges and other attributes of the shares of Series A Preferred Stock, as amended, as follows:

1.	Designation and Number of Shares.

A series of the Company’s Preferred Stock is hereby established, to be designated and known as “Series A Convertible Redeemable Non-Voting Preferred Stock” (hereinafter referred to as the “Series A Preferred Stock”), consisting of three million five hundred and ninety thousand (3,590,000) shares of the authorized and unissued shares of the Company’s Preferred Stock, $0.0001 par value per share.  The Company shall from time to time, in accordance with the laws of the State of Utah, increase the number of shares of its Common Stock, $0.0001 par value per share, if at any time the number of shares of the Company’s Common Stock remaining unissued and available for issuance shall not be sufficient to permit conversion of the Series A Preferred Stock provided herein.

2.         Dividends.

The holders of shares of Series A Preferred Stock, as a group, shall be entitled to receive quarterly dividends out of any of the Company’s assets legally available therefor, prior and in preference to any declaration or payment of any dividend on the Common Stock of the Company, in an amount equal to (i) a fraction, the numerator of which is the then issued and outstanding share of Series A Preferred Stock of the company and the denominator of which is 3,590,000 multiplied by (ii) $1.54 per day times the number of the Company’s parolee contracts calculated in days during the quarter, divided among the holders of the Series A Preferred Stock pro rata to their stock ownership.  For example, if there were 3,590,000 shares of Series A Preferred Stock issued and outstanding, and an average of 10,000 parolee contracts outstanding during a quarter with 90 days, the total dividend would be $1,386,000 (3,590,000 / 3,590,000) x $1.54 X 90 days X 10,000 contracts), with each shareholder entitled to receive a proportionate share of the dividend payable based his or her ownership of  shares of Series A Preferred Stock.  Provided, however, in no event shall a dividend be paid to the holders of Series A Preferred Stock on contracts providing gross revenues to the Company of less than $4.50, or more, per day.  At the option of the Company, dividends may be paid in either cash or in shares of common stock of RemoteMDx, Inc. valued at the lower of (i) the current market price  or (ii) $1.00 per share to holders of record of shares of Series A Preferred Stock as they appear on the books and records of the Company.  Holders of shares of Series A Preferred Stock shall not participate in dividends paid to holders of Common Stock.  Except as described below, no dividends shall be paid or declared and set apart for payment on any class or series of shares of the Company that are junior to the Series A Preferred Stock for any period unless full cumulative dividends have been paid or contemporaneously are declared and paid or set apart for payment on the Series A Preferred Stock.  A dividend payable in shares of Common Stock or in shares of another class of stock junior to the Series A Preferred Stock may, however, be made.  Holders of Series A Preferred Stock shall not participate in excess dividends remaining following payment of all accrued and unpaid dividends owing to holders of Series A Preferred Stock.

3.	Liquidation Preference.

(a)        In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series A Preferred Stock shall be entitled to receive out of the assets of the Company available for distribution to shareholders before any distribution or payment is made to holders of shares of Common Stock, or to holders of any other shares of the Company ranking junior upon liquidation to the Series A Preferred Stock, liquidation distributions in the amount of One Dollars ($1.00) per share plus all accrued and unpaid regular or special dividends, if any, multiplied by 150%, before any payment is made to holders of shares of the Company’s equity securities that are junior to the Series A Preferred Stock. If upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the assets of the Company shall be insufficient to make the full payment on the Series A Preferred Stock as described in the immediately preceding sentence, and similar payments on any other class of shares ranking on a parity with the Series A Preferred Stock upon liquidation, then the holders of the Series A Preferred Stock and of such other class of shares will share ratably in any such distribution of assets of the Company in proportion to the full respective distributable amounts to which they are entitled.

(b)        After payment to the holders of the Series A Preferred Stock of the amounts set forth in subparagraph 3(a) above, the holders of Series A Preferred Stock shall not be entitled to any further participation in any distribution or payment by the Company, and the entire remaining assets and funds of the Company legally available for distribution, if any, shall be distributed among the holders of shares of Common Stock in proportion to the shares of Common Stock then held by them.

(c)        A consolidation or merger of the Company with or into any other corporation or corporations, or a sale of all or substantially all of the assets of the Company that does not involve a distribution by the Company of cash or other property to the holders of shares of Common Stock, shall not be deemed to be a liquidation, dissolution or winding up of the Company within the meaning of this Section 3, but rather shall be subject to the provisions of Section 6 below.

4.	Voting Rights.

Except as otherwise expressly provided herein or as required by Utah law, the holders of Series A Preferred Stock shall not be entitled to voting rights, except that without the approval of holders of a majority of the outstanding shares of Series A Preferred Stock, the Company shall not (i) authorize, create or issue any shares of any class or series ranking senior to the Series A Preferred Stock as to liquidation rights; (ii) amend, alter or repeal by any means the Company’s Articles of Incorporation if the powers, preferences or special rights of the Series A Preferred Stock would be materially adversely affected; or (iii) become subject to any restriction on the Series A Preferred Stock other than restrictions arising solely under the Utah Act or existing under the Company’s Articles of Incorporation as in effect on January 28, 2005.  Upon conversion of shares of Series A Preferred Stock by holders thereof into Common Stock of the Company provided for in Section 5 below, holders (to the extent of their Common Stock) shall be entitled to voting rights pertaining to the Common Stock received upon such conversion.

5.         Conversion of Series A Preferred Stock.  The holders of shares of Series A Preferred Stock shall have the following conversion rights.

(a)        Right to Convert.  Subject to the Conversion Limitation set forth in Section 5(b) below, and  provisions of Section 8, the Series A Preferred Stock may be converted, at the holder’s option, at any time into an aggregate of a number of shares equal to the product of (i) a fraction, the numerator of which is the number of Series A Preferred Stock of the Company to be converted by the holder and the denominator of which is 3,590,000 multiplied by (ii) 20% of the then issued and outstanding common shares of the Company.

(b)        Mechanics of Conversion.  Each conversion shall be effected by the holder surrendering the certificate(s) for the shares of Series A Preferred Stock to be converted to the Company with a Conversion Certificate executed by the holder for not less than $100,000.00 aggregate conversion amount including any accrued and unpaid regular and special dividends and accompanied, as required by the Company, by proper assignment.  The date of execution of such Conversion Certificate and delivery by facsimile to the Company at (801) 451-6281 shall be defined as the “Conversion Date.”  Upon conversion, the Company shall use its reasonable best efforts to deliver to the holder certificates evidencing shares of the Company’s Common Stock within ten (10) business days following the Conversion Date.  The Company shall use its reasonable best efforts to deliver to the holder certificates evidencing shares of Series A Preferred Stock that are not converted within ten (10) business days following the Conversion date.  In the event a merger, consolidation or sale of all or substantially all of the assets of the Company or a similar business combination involving the Company, all of the shares of Series A Preferred Stock, at the option of the holder, may be converted into the number of shares of Common Stock into which the shares of Series A Preferred Stock are convertible at the time of the closing of such transaction.  In the event the Company shall fail to deliver certificates evidencing shares of the Company’s Common Stock upon any conversion of shares of Series A Preferred Stock within five (5) business days of the Conversion Date.

(d)        Other Distributions.  In the event the Company shall at any time or from time to time make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Company or any of its subsidiaries, if any, then in each such event a provision shall be made so that the holders of shares of Series A Preferred Stock shall receive, upon the conversion thereof, the securities of the Company that they would have received had their Series A Preferred Stock been converted into shares of Common Stock on the date of such event.

(e)        No Impairment.  The Company will not, by amendment to its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all of the provisions of this Section 5 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of Series A Preferred Stock against impairment.  No amendment shall be made to the Company’s Articles of Incorporation that would alter or change the powers, preferences or privileges of the shares of Series A Preferred Stock so as to affect them adversely without the vote or approval of the holders of at least a majority of the outstanding shares of Series A Preferred Stock.

(f)         Certificates as to Adjustments.  Upon the occurrence of each adjustment or readjustment of the Series A Preferred Stock conversion formula pursuant to this Section 5, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and cause an independent public accountant selected by the Company’s Board of Directors to verify such computation and prepare and furnish to each holder of Series A Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based.  The Company shall, upon the written request at any time of any holder of Series A Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments; (ii) the Series A Preferred Stock conversion formula at the time in effect; and (iii) the number of shares of Common Stock that at the time would be received upon the conversion of shares of Series A Preferred Stock.

(g)        Notices of Record Date.  In the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, any security or right convertible into or entitling the holder thereof to receive additional shares of Common Stock, or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property or to receive any other right, the Company shall mail to each holder of Series A Preferred Stock at least ten (10) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution, security or right, and the amount and character of such dividend, distribution, security or right.

(h)        Issue Taxes.  The Company shall pay any and all issue and other taxes that may be payable in respect of any issue or delivery of shares of Common Stock upon conversion of shares of Series A Preferred Stock pursuant hereto; provided, however, that the Company shall not be obligated to pay any transfer taxes resulting from any transfer requested by any holder of shares of Series A Preferred Stock in connection with any such conversion.

(i)         Reservation of Stock Issuable upon Conversion.  The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Series A Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all of the shares of issued and outstanding Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all of the shares of issued and outstanding Series A Preferred Stock, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to the Company’s Articles of Incorporation.

(j)         Fractional Shares.  No fractional share of Common Stock or securities representing fractional shares of Common Stock shall be issued upon the conversion of any share or shares of Series A Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one (1) share of Series A Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of a fraction of a share of Common Stock, the Company shall, in lieu of issuing any fractional share, pay the holder otherwise entitled to such fraction, a sum in cash equal to the current market value of such fraction on the date of conversion.

(k)        Notices.  Any notice required by the provisions of this Section 5 to be given to the holders of shares of Series A Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder’s address appearing on the books and records of the Company.

(l)         Adjustments.  In case of any reorganization or any reclassification of the capital stock of the Company, any consolidation or merger of the Company with or into another corporation or corporations, or the conveyance of all or substantially all of the assets of the Company to another corporation, each share of Series A Preferred Stock shall thereafter be convertible into the number of shares of stock or other securities or property (including cash) to which a holder of the number of shares of Common Stock deliverable upon conversion of such shares of Series A Preferred Stock would have been entitled upon the record date (or date of, if no record date is fixed) such reorganization, reclassification, consolidation, merger or conveyance; any, in any case, appropriate adjustment (as determined by the Company’s Board of Directors) shall be made in the application of the provisions herein set forth with respect to the rights and interests thereafter of the holders of such Series A Preferred Stock, to the end that the provisions set forth herein shall thereafter be applicable, as nearly as equivalent as is practicable, in relation to any shares of stock or the securities or property (including cash) thereafter deliverable upon the conversion of the shares of such Series A Preferred Stock.

6.         Restrictions and Limitations.  So long as any shares of Series A Preferred Stock remain issued and outstanding, the Company shall not without the consent of the holders of a majority of the shares of Series A Preferred Stock then outstanding:

(a)        Purchase, redeem, or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any of the Common Stock of the Company; provided, however, that this restriction shall not apply to the repurchase of fractional shares, odd lots or shares of Common Stock from directors, officers, consultants or employees of the Company or any subsidiary, if any; or

(b)        Effect any reclassification, recapitalization or other change with respect to any outstanding shares of stock that results in the issuance of shares of stock having any preference or priority as to dividends, redemption rights, liquidation preferences, conversion rights, voting rights or otherwise, that are superior to any such preference or priority of the Series A Preferred Stock; or

(c)        Increase or decrease (other than by redemption or conversion) the total number of authorized shares of the Company’s Preferred Stock or the total number of shares of the Company’s Preferred Stock designated as Series A Preferred Stock; or

(d)        Authorize or issue, or obligate itself to issue, any other equity security senior to the Series A Preferred Stock as to dividends, redemption rights, liquidation preferences, conversion rights, voting rights or otherwise, or create any obligation or security convertible into or exchangeable for, or having any option or rights to purchase, any such equity security that is senior to, the Series A Preferred Stock.  The consent of the holders of a majority of the shares of Series A Preferred Stock shall not be required if any other equity security on parity with the Series A Preferred Stock as to dividends, redemption rights, liquidation preferences, conversion rights, voting rights, or otherwise is to be issued.

7.         No Reissuance of Series A Preferred Stock.  No share or shares of Series A Preferred Stock acquired by the Company by reason of redemption, purchase, conversion or otherwise shall be reissued, and all such shares shall be returned to the status of undesignated shares of the Company’s Preferred Stock.

8.         Redemption.  The Company shall have the right at any time to redeem up to 100% of the Series A Preferred Stock.  The Redemption Price for each investor shall include (i) a Fixed Payment equal to the investor’s initial investment increased by 12% per annum since the date of purchase of the Series A Preferred Stock multiplied by 1.5 plus (ii) a Contingent Payment, to be paid quarterly over a three year period from the date of the redemption, equal to (A) a fraction, the numerator of which is the then issued and outstanding shares of Series A Preferred Stock of the company being redeemed from the investor and the denominator of which is 3,590,000 multiplied by (B) $1.54 per day times the number of the Company’s parolee contracts per day during a quarter for contracts providing gross revenunesto the Company of $4.50, or more, per day.  By way of example, if an investor invested $100,000 two years prior to the redemption, the Fixed Payment an investor would receive would be $186,000 ($100,000 + (2 X .12) X 1.5) and if the holder of Series A Preferred Stock owned 1,795,000 shares of stock which were redeemed and there were a daily average of 10,000 parolee contracts outstanding during a quarter having 90 days, the amount of the Contingent Payment due to an investor for that quarter would be $693,000 ((1,795,000 / 3,590,000) x $1.54 X 90 days X 10,000 contracts).  At the option of the Company, either or both of the Fixed Payment and Contingent Payment, or any portion thereof, may be paid in either cash or in shares of RemoteMDx, Inc., common stock valued at the lower of (i) the current market price or (ii) $1.00 per share.  The Company shall give the holders of the Series A Preferred Stock written notice not less than 30 days prior to the redemption.  If the Company redeems some but less than all of the issued and outstanding shares of Series A Preferred Stock, the Company may select those shares to be redeemed by lot or on a pro rata basis or by any other method deemed by the Company’s Board of Directors to be equitable (with any necessary adjustments to avoid fractional shares).  Any shares of Series A Preferred Stock for which a written notice of redemption has been given may not be converted into shares of Common Stock under Section 5 if the redemption is completed as provided in the written notice.  Any dividends otherwise payable in connection with shares of Series A Preferred Stock for which a written notice of redemption has been given shall cease to be payable upon the date of the notice provided the redemption is completed as provided in the written notice, and, upon redemption, such shares shall no longer be deemed to be issued and outstanding, and all rights of the holders thereof as shareholders of the Company shall cease.

9.         United States Dollars.  All references herein to Dollars shall be deemed to refer to United
States Dollars.

            The Corporation executes this Designation of Rights and Preferences as of July 6, 2007.

SecureAlert, Inc.

By:	/s/ Michael G. Acton
Name:	Michael G. Acton
Title:	Corporate Secretary